FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
Robotti, Robert Edward	**Decorator Industries, Incorporated ("DII")**	Director		x	10% Owner
		Officer (give title below)			Other (specify below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year **04/09/2003**			
c/o Robotti & Company, Incorporated 52 Vanderbilt Avenue, Suite 503			7. Individual or Joint/Group Filing (Check Applicable Line)		
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	Form filed by One Reporting Person		
New York, New York 10017			X Form filed by More than One Reporting Person		
(City) (State) (Zip)					

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK, PAR VALUE $0.20 Per Share	04/09/2003		S		1,119(1)	D	$4.21	415,175 (2)(3)(4)	I	(5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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(Over)

SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) This amount was directly owned by a discretionary account of Robotti & Company, Incorporated ("Robotti & Company"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as an investment advisor registered under the Investment Advisors Act of 1940, as amended, and was sold and disposed in accordance to the discretionary client's instruction to liquidate and close the account. Robert E. Robotti ("Robotti") did not exercise discretion over the sale and disposition of these shares. The sale and disposition of 1,119 shares of the Common Stock is being reported due to a change in the total number of shares that is under discretion of Robotti & Company.

(2) This amount includes 287,861 shares of Common Stock directly owned by the discretionary accounts of Robotti & Company, Incorporated, and beneficially owned by its discretionary brokerage customers and advisory clients. This amount also includes 231 shares of the Common Stock directly owned by a brokerage customer prior to becoming a discretionary brokerage customer on April 10, 2003. Robotti & Company disclaims beneficial ownership of all 288,092 afore mentioned shares.

(3) This amount includes 122,318 shares of the Common Stock directly owned by The Ravenswood Investment Company, L.P. ("RIC") and beneficially owned by its partners. Ravenswood Management Company, L.L.C. ("RMC"), serves as the general partner of RIC. Both RIC and RMC disclaim beneficial ownership of such securities.

(4) This amount includes 4,765 shares of the Common Stock directly owned by Mr. Robotti and is held in Mr. Robotti's individual brokerage account. Mr. Robotti claims beneficial ownership of such securities.

(5) Mr. Robotti is deemed to beneficially own (solely for the purpose of Rule 16a-1(a)(2) under the Exchange Act) the securities set forth in (1) and (2) above through his proportionate ownership of Robotti & Company, by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, and as managing member of RMC, which serves as the general partner of RIC. Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

/s/ Robert E. Robotti *
**Signature of Reporting Person

04/11/2003
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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